ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Steven Wilcox

617-951-7319

617-235-0223 fax

steven.wilcox@ropesgray.com

September 28, 2018

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones, Staff Attorney

Re:	Vapotherm, Inc.

Draft Registration Statement on Form S-1

Submitted August 24, 2018

CIK No. 0001253176

Ladies and Gentlemen:

On behalf of Vapotherm, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as confidentially submitted on August 24, 2018, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated September 21, 2018 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Overview, page 1

1.

If the “compelling body of clinical data” is not the result of your studies, revise to remove any implication to the contrary. In this regard, tell us about any relationships you had with the studies, including whether you commissioned the studies.

Response to Comment 1:

The Company advises the Staff that the “compelling body of clinical data” consists of both Company-sponsored clinical research and third-party independent studies. The Company advises the Staff that where necessary, it identified in the Registration Statement which studies were sponsored by the Company and which were independent studies.

Ropes & Gray LLP

2.	Please explain your reference on page 1 to a “compelling body of clinical data.”

Response to Comment 2:

The Company advises the Staff that the reference to a “compelling body of clinical data” refers to both Company-sponsored clinical data as well as third-party independent studies. There are three studies in the Registration Statement that were a result of Company-sponsored clinical research, specifically (i) Tero, “Risks Associated with Conventional Humidifiers Adapted for High-Flow Nasal Cannula Therapy in Human Infants-Results of a Time and Motion Study” Int J Clin Pediatr. 2014-3(4)-99-104 (see page 101 of the Registration Statement), (ii) Doshi, “High-Velocity Nasal Insufflation in the Treatment of Respiratory Failure: A Randomized Clinical Trial” Annals of Emergency Medicine July 2018 Volume 72, Issue 1, Pages 73-83.e5 (see pages 3, 101 and 106-109 of the Registration Statement) and (iii) Spivey, “Assessment of High Flow Nasal Cannula Therapy use in the Emergency Department Setting: Observations of Practice Across Four Systems” Respiratory Therapy Vol. 10 No. 1 Winter 2015 and the subsequent single patient case study report from Athens Regional Medical Center (see pages 102 and 110 of the Registration Statement).

The third-party independent studies include (i) Collins, “A Randomized Controlled Trial to Compare Heated Humidified High-Flow Nasal Cannulae with Nasal Continuous Positive Airway Pressure Postextubation in Premature Infants” J. Pediatr. 2013 May;162(5):949-54 (see pages 109-110 of the Registration Statement), (ii) Lavizzari, “Heated, Humidified High-Flow Nasal Cannula vs Nasal Continuous Positive Airway Pressure for Respiratory Distress Syndrome of Prematurity A Randomized Clinical Noninferiority Trial” JAMA Pediatr. 2016 Aug 8 (see page 110 of the Registration Statement), (iii) Kugelman, “A Randomized Pilot Study Comparing Heated Humidified High-Flow Nasal Cannulae with NIPPV for RDS” Pediatr Pulmonol. 2015 Jun;50(6):576-83 (see page 110 of the Registration Statement) and (iv) Conti, “Noninvasive positive-pressure ventilation with different interfaces in patients with respiratory failure after abdominal surgery: a matched-control study” Respir Care. 2007 Nov;52(11):1463-71 (see pages 2, 92 and 101 of the Registration Statement).

Our Strategy, page 4

3.

Where you make qualitative statements about your products or business, provide objective support, or identify the statements as management’s belief. For example, we note the disclosure on page 5 that your “value proposition for ED Clinics is particularly high.”

Ropes & Gray LLP

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 5, 95, 101 and 102 of the Registration Statement to provide objective support, or identify statements as management’s belief, for qualitative statements about the Company’s products.

Our Solution, page 2

4.	In addition to discussing the benefits provided by your systems, please highlight any material disadvantages with your systems.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 98 of the Registration Statement to highlight the material disadvantages with its systems.

Our Market and Limitations of the Current Standard of Care, page 2

5.	Please revise the disclosure to identify the sources of the industry data where applicable. For example, we note the data mentioned in the second and fifth paragraphs of this section.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Registration Statement to identify the source of industry data where applicable.

Implications of Being an Emerging Growth Company, page 6

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 6:

In response to the Staff’s comment, the Company has supplementally provided copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 12

7.	Please tell us why you did not include a risk factor to highlight the risk that Stamford Devices Limited is currently opposing your European patent mentioned on page 107.

Ropes & Gray LLP

Response to Comment 7:

In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the Registration Statement to highlight the risk that Stamford Devices Limited is currently opposing its European patent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 73

8.

Please revise here and on page 75 to explain and quantify, where possible, if the changes in your revenues during the periods presented were due to changes in prices, volumes or a combination of both items. Please refer to Item 303(A)(3)(iii) and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 75 of the Registration Statement to explain and quantify the changes in its revenues during the periods presented that were due to changes in prices, volumes or a combination of both items.

Critical Accounting Policies and Estimates Stock-Based Compensation, page 84

9.

Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented. Additionally, provide to us the underlying common stock share price of the equity instruments issued and progressively bridge for us the fair value per share determinations used for each option grant during the six months ended June 30, 2018 and subsequent to June 30, 2018 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised its disclosure beginning on pages 84-88 of the Registration Statement to explain in more detail the methodologies and underlying assumptions that its board of directors utilized in determining the fair value of its common stock underlying its equity instruments granted during the periods presented. The Company also acknowledges the Staff’s comment and will supplementally provide the underlying common stock share price of the equity instruments issued, progressively bridge the fair value per share determinations used for each option grant during the six months ended June 30, 2018 and will provide the Commission an analysis explaining the reasons for the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price once the Company has an estimated offering price.

Ropes & Gray LLP

Our Product Portfolio, page 98

10.

Please revise the disclosure on page 99 to explain the phrase “an interface that occludes less than 50% of the nostril” and the disclosure on page 100 to explain the term “intubation” so that the phrase and the term can be understood by an investor not in your industry.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Registration Statement to explain the phrase “an interface that occludes less than 50% of the nostril” and page 106 of the Registration Statement to explain the term “intubation.”

Hi-VNI Technology Compared to NIPPV, page 100

11.

Please revise the disclosure on page 101 to disclose when the study was published in the Annals of Emergency Medicine. Also, revise the disclosure on page 103 to disclose when the study was published in the NEJM Journal Watch.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised its disclosure on page 106 of the Registration Statement to disclose when the study was published in the Annals of Emergency Medicine. The Company also revised its disclosure on page 109 of the Registration Statement to disclose when the study was published in the NEJM Journal Watch.

Intellectual Property, page 107

12.	Please disclose the duration of your material patents.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised its disclosure on page 113 of the Registration Statement to disclose the duration of its material patents.

Legal Proceedings, page 120

13.	Please revise the disclosure in this section to discuss the litigation mentioned in the second risk factor on page 27.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised its disclosure on page 126 of the Registration Statement to discuss the former supplier litigation.

*        *         *        *        *

Please do not hesitate to call me at 617-951-7319 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Wilcox

Steven Wilcox

cc:	Joseph Army (Vapotherm, Inc.)

Thomas J. Danielski (Ropes & Gray LLP)